CUSIP NO.  741016 30 7             13G         Page 1 of 7 Pages



                              UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*

                          PRESIDIO OIL COMPANY
                            (Name of Issuer)

                            Common, Class A
                     (Title of Class of Securities)

                              741016 30 7
                             (CUSIP Number)


Check the following box if a fee is being paid with this statement ( ).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













CUSIP NO.  741016 30 7              13G         Page 2 of 7 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Resources, Inc.
      13-2670991

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:



      5.    SOLE VOTING POWER

            2,404,056

      6.    SHARED VOTING POWER


      7.    SOLE DISPOSITIVE POWER

      8.    SHARED DISPOSITIVE POWER

            2,404,056

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,404,056 (Please see Notes 1 & 3)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES



11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.8%

12    TYPE OF REPORTING PERSON

      IA, HC ***

CUSIP NO.  741016 30 7              13G         Page 3 of 7 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Custodian Funds, Inc. - Income Series
      94-3025603

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:



      5.    SOLE VOTING POWER

            2,025,590

      6.    SHARED VOTING POWER


      7.    SOLE DISPOSITIVE POWER

      8.    SHARED DISPOSITIVE POWER

            2,025,590

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,025,590 (Please see Notes 2 & 3)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES



11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.6%

12    TYPE OF REPORTING PERSON

      IV

CUSIP NO.  741016 30 7              13G         Page 4 of 7 Pages





Item 1.
      (a)   Name of Issuer

            Presidio Oil Company

      (b)   Address of Issuer's Principal Executive Offices

            5613 DTC Parkway Suite 750
            Englewood, CO 80111-3065

Item 2.
      (a)   Name of Person Filing

            Franklin Resources, Inc.

      (b)   Address of Principal Business Office

            777 Mariners Island Blvd.
            San Mateo, California 94404

      (c)   Place of Organization

            Delaware

      (d)   Title of Class of Securities

            Common, Class A

      (e)   CUSIP

            741016 30 7

Item 3.
      (d)   Investment Company

      (e)   Investment Adviser

      (g)   Parent Holding Company (Note: See Item 7)










CUSIP NO.  741016 30 7              13G         Page 5 of 7 Pages

Item 4.     Ownership

      (a)   Amount Beneficially Owned

            2,404,056

      (b)   Percent of Class

            7.8%

      (c)   Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  2,404,056

            (ii)  Shared power to vote or to direct the vote


            (iii) Sole power to dispose or to direct the disposition of


            (iv)  Shared power to dispose or to direct the disposition of

                  2,404,056

Item 5.     Ownership of Five Percent or Less of a Class
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

            Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person Franklin Custodian Funds, Inc. - Income Series, a mutual fund registered with the S.E.C. has the right to receive dividends from and the proceeds from the sale of more than five percent of the class of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            See Attached Exhibit

Item 8.     Identification and Classification of Members of the Group

            Not Applicable

Item 9.     Notice of Dissolution of Group

            Not Applicable
CUSIP NO.   741016 30 7              13G         Page 6 of 7 Pages

Item 10.    Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the person filing the report (Franklin Resources, Inc.) that it is the beneficial owner of any securities covered by this report. ***


                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 8, 1995
Date


S\DEBORAH R. GATZEK
Signature

Deborah R. Gatzek
Senior Vice President-Legal
& Assistant Secretary
Name/Title


*** Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries are of the view that they are not active as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 ("1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities under Rule 13 d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries need not be aggregated for purposes of Section 13(d). However, Franklin Resources, Inc. is making this filing on a voluntary basis as if all the shares were beneficially owned by Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries with respect to the exercise of investment discretion.

 Note 1:    Includes 2,404,056 common shares that would result upon conversion of 22,550,000 shares of Convertible Debentures.
 Note 2:    Includes 2,025,590 common shares that would result upon conversion of 19,000,000 shares of Convertible Debentures
 Note 3:    As computed under Rule 13 (d) - 3(d)(1)(i)
CUSIP NO.   741016 30 7              13G         Page 7 of 7 Pages

Item 10.    Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the person filing the report (Franklin Resources, Inc.) that it is the beneficial owner of any securities covered by this report. ***


                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 8, 1995
Date


S\DEBORAH R. GATZEK
Signature

Deborah R. Gatzek
Vice President & Secretary
Franklin Custodian Funds, Inc. - Income Series
Name/Title


*** Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries are of the view that they are not active as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 ("1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities under Rule 13 d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries need not be aggregated for purposes of Section 13(d). However, Franklin Resources, Inc. is making this filing on a voluntary basis as if all the shares were beneficially owned by Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries with respect to the exercise of investment discretion.